Ian C. Lofwall Associate General Counsel and Assistant Secretary Lexmark International, Inc. One Lexmark Centre Drive Lexington, Kentucky 40550 Phone: 859 232 3720 Fax: 859 232 3128

June 10, 2013

via Edgar

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:          Lexmark International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-14050

Dear Ms. Collins,

Lexmark International, Inc. (the “Corporation”) has received the Staff’s comment letter, dated June 3, 2013, concerning the above-referenced Form 10-K filing.  The comment letter requests that the Corporation provide a response within 10 business days or inform the Staff when a response will be provided.  The Corporation respectfully requests an extension of time to consider the Staff’s comments and to provide an appropriate response to the comment letter.  As communicated with Ms. Akst, the Corporation expects to provide its response to the comment letter by no later than June 28, 2013.

Please contact the undersigned with any questions or comments regarding this letter.

Very truly yours,

/s/ Ian C. Lofwall

Ian C. Lofwall

cc:           John W. Gamble, Jr., Executive Vice President and Chief Financial Officer
Robert J. Patton, Vice President, General Counsel and Secretary